Exhibit 99.3
TRT DDR VENTURE I GENERAL PARTNERSHIP
CONSOLIDATED FINANCIAL STATEMENTS
For the Period from May 11, 2007 (date of inception) to December 31, 2007 With Report of Independent Auditors

TRT DDR VENTURE I GENERAL PARTNERSHIP
Consolidated Financial Statements
Table of Contents
For the Period from May 11, 2007 (date of inception) to December 31, 2007

Report of Independent Auditors
To DDR TRT GP LLC and TRT-DDR Joint Venture I Owner LLC:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, partners’ capital and cash flows present fairly, in all material respects, the financial position of TRT DDR Venture I General Partnership (the “Partnership”) at December 31, 2007, and the results of its operations, and its cash flows from the period May 11, 2007 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 29, 2008

TRT DDR VENTURE I GENERAL PARTNERSHIP
Consolidated Balance Sheet
As of December 31, 2007

2007
Assets
Real estate rental property:
Land	$32,061,033
Buildings	126,707,741
Construction in progress	19,981
Tenant improvements	1,197,835

159,986,590
Less accumulated depreciation	(2,812,645)

Real estate, net	157,173,945

Cash and cash equivalents	3,220,717
Accounts receivable, net of allowance for doubtful accounts of $8,001 in 2007	768,539
Accounts receivable, master leases (Note 5)	575,570
Prepaid expenses	84,726
Deferred financing costs, net of accumulated amortization of $21,607 in 2007	536,736
Deferred lease costs, net of accumulated amortization of $20,817 in 2007	192,471
Intangible assets, net of accumulated amortization of $119,990 in 2007	1,359,415

Total assets	$163,912,119

Liabilities and Partners’ Capital
Mortgage note payable	$110,000,000
Accrued interest	353,559
Accounts payable and other accrued liabilities	117,740
Prepaid tenant rent	324,123
Tenant security deposits	57,178

Total liabilities	110,852,600

Partners’ capital	53,281,652
Accumulated other comprehensive loss	(222,133)

Total partners’ capital	53,059,519

Total liabilities and partners’ capital	$163,912,119

The accompanying notes are an integral part of these consolidated financial statements.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Consolidated Statement of Operations and Comprehensive Income
For the Period from May 11, 2007 (date of inception) to December 31, 2007

For the Period from
May 11, 2007 (date
of inception) to
December 31, 2007
Revenues from operations:
Minimum rent	$6,748,697
Recoveries from tenants	2,209,384
Ancillary and other property income	11,374

Total revenues	8,969,455

Rental operation expenses:
Depreciation and amortization	2,953,452
Real estate taxes	1,240,314
Operating and maintenance	1,072,595
Management fees	301,427
General and administrative	38,926

Total expenses	5,606,714

Operating income	3,362,741

Other income (expense):
Interest income	40,468
Interest expense	(3,977,124)

(3,936,656)

Net loss	(573,915)

Other comprehensive loss	(222,133)

Comprehensive Loss	$(796,048)

The accompanying notes are an integral part of these consolidated financial statements.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Consolidated Statement of Partners’ Capital
For the Period from May 11, 2007 (date of inception) to December 31, 2007

		TRT-DDR
		Joint	Accumulated
		Venture I	Other
	DDR TRT	Owner	Comprehensive
	GP LLC	LLC	Loss	Total
Balance at May 11, 2007 (date of inception)	$—	$—	$—	$—

Capital contributions	5,386,719	48,468,848	—	53,855,567

Net loss	(57,392)	(516,523)	—	(573,915)

Change in fair value of interest rate contract	—	—	(238,000)	(238,000)

Amortization of the effective portion of interest rate contract	—	—	15,867	15,867

Balance at December 31, 2007	$5,329,327	$47,952,325	$(222,133)	$53,059,519

The accompanying notes are an integral part of these consolidated financial statements.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Consolidated Statement of Cash Flow
For the Period from May 11, 2007 (date of inception) to December 31, 2007

For the Period from
May 11, 2007
(date of inception) to
December 31, 2007
Cash flow from operating activities:
Net loss	$(573,915)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation	2,812,645

Amortization of deferred finance costs and the effective portion of an interest rate contract	37,474
Amortization of deferred lease costs	20,817
Amortization of intangible assets	119,990
Payment for effective portion of an interest rate contract	(238,000)
Changes in operating assets and liabilities:
Accounts receivable	(768,539)
Prepaid expenses	(84,726)
Accrued interest	353,559
Prepaid tenant rent	324,123
Accounts payable and other accrued liabilities	112,728

Total adjustments	2,690,071

Net cash provided by operating activities	2,116,156

Cash flow from investing activities:
Real estate developed or acquired	(162,747,732)
Payments received on accounts receivable, master leases	555,069

Net cash used in investing activities	(162,192,663)

Cash flow from financing activities:
Proceeds from mortgage note payable	110,000,000
Payment of deferred financing costs	(558,343)
Capital contributions from Partners	53,855,567

Net cash provided by financing activities	163,297,224

Net change in cash and cash equivalents	3,220,717
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$3,220,717

The accompanying notes are an integral part of these consolidated financial statements.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
1. Organization of Partnership
Background
TRT DDR Venture I General Partnership (the “Partnership”) was formed in the state of Delaware on April 4, 2007 to acquire, own, operate and maintain shopping centers (the “Properties”) located in Apex, North Carolina, Mt. Nebo, Pennsylvania and Mt. Laurel, New Jersey. The Partnership acquired the Properties and commenced operations on May 11, 2007 (“date of inception”).
The Partnership’s partners are DDR TRT GP LLC (“DDR”), the General Partner and TRT-DDR Joint Venture I Owner LLC (“TRT”), the Limited Partner. DDR and TRT are collectively referred to as the “Partners” and each, individually, as a “Partner.” The percentage interests as of December 31, 2007 are as follows:

Percentage
Interest as of
December 31,
2007
DDR	10.0%
TRT	90.0%

100.0%
The Partners’ percentage interests are subject to change as DDR is entitled to a promoted interest upon the Partnership’s achievements of defined internal rates of return.
DDR is responsible for all asset management functions and has the authority to make certain decisions on behalf of the Partnership. The Partnership has engaged DDR to act as the Property Manager. TRT has substantive participating rights that are expected to be made in the ordinary course of the Partnership’s business.
Nature of Business
The tenant base includes primarily national retail chains and local retailers. Consequently, the Partnership’s credit risk is concentrated in the retail industry. Adverse changes in general or local economic conditions could result in the inability of some tenants of the Partnership to meet their lease obligations and could adversely affect the Partnership’s ability to attract and retain tenants.
The Partnership believes the tenant portfolio is diversified in terms of location of its shopping centers and its tenant profile.
The Properties
The Properties were purchased on May 11, 2007 by the Partnership from DDR for a purchase price of approximately $162.7 million, which was funded by $110 million and $54 million

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007 from a mortgage note payable and partner capital contributions, respectively.
The three Properties are summarized as follows:

		Total Owned
Center	Location	GLA(unaudited)
Mt. Nebo Pointe	Mt. Nebo, PA	103,097
Centerton Square	Mt. Laurel, NJ	432,327
Beaver Creek Commons	Apex, NC	145,118

		680,542

Significant Partnership Terms
The Partnership’s profits and losses are allocated to the Partners in proportion to the amounts necessary so that the Capital Account balance of each Partner equals the Target Account, as defined in the Partnership Agreement.
The Partnership’s cash flows are distributed to the Partners i) in proportion to their respective Percentage Interests until TRT has received aggregate distributions equal to an internal rate of return of 9.5%, ii) 15% to DDR and 85% to the Partners in proportion to their respective Percentage Interests until TRT has received aggregate distributions pursuant to i) above and equal to an internal rate of return of 10%, iii) 20% to DDR and 80% to the Partners in proportion to their respective Percentage Interests until TRT has received aggregate distributions pursuant to i) and ii) above and an internal rate of return of 11%, and iv) 25% to DDR and 75% to the partners in proportion to their respective Percentage Interests.
The term of the Partnership shall continue in perpetuity, unless dissolved and terminated by the governing documents of the partnership agreement.
After May 11, 2011, either Partner shall have the right to cause a sale of the entire portfolio. Each Partner, non-initiating and then initiating partner (as defined by the Partnership Agreement) in that order, has the opportunity to purchase a property at 95% of fair market value, as determined by the Executive Committee or appraisal. If neither Partner purchases the property, the Initiating Partner can market the property for sale to a third party at the fair market value for six months.
2. Summary of Significant Accounting Principles
Basis of Presentation
For the period May 11, 2007 to December 31, 2007, the Partnership qualified as a significant subsidiary to DDR and, as a result, audited financial statements are presented for that period.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
Principles of Consolidation
The Consolidated Financial Statements include the accounts of TRT DDR Venture I General Partnership and its three wholly owned subsidiaries (Centerton Square LLC, TRT DDR Beaver Creek LLC and TRT DDR Mt. Nebo Pointe LLC) which directly own the Properties. All significant intercompany balances and transactions have been eliminated in consolidation.
Real Estate
In connection with the acquisition of the Properties, the total purchase cost of $162.7 million was allocated to the tangible and intangible assets acquired based upon their estimated fair market values pursuant to the provisions of SFAS 141, Business Combinations. The amount was allocated as follows:

Tangible real estate	$159,835,559
Intangible assets	1,692,693
Accounts receivable, master leases	1,261,689

Assets acquired	162,789,941
Liabilities assumed	(62,190)

Net assets acquired	$162,727,751

The value of the tangible assets, consisting of land, buildings and tenant improvements, were determined as if vacant. Intangible assets, including the value of in-place leases, lease origination costs and tenant relationships are recorded at their relative fair value (see further discussion below). The amount allocated to land, buildings and tenant improvements upon acquisition was $32,034,593, $126,603,131 and $1,197,835, respectively.
Acquisitions of real estate are stated at cost less accumulated depreciation. In the Partnership’s opinion, the recorded amount of the real estate assets is not in excess of the Properties’ estimated gross undiscounted future cash flows. This assessment was made on the basis of the Partnership’s continued ownership and use of such Properties as well as considering the current and future expected occupancy levels.
Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the tangible assets as follows:

Buildings	31.5 years
Tenant Improvements	Useful lives, which approximate
lease terms, where applicable
Depreciation expense was $2,812,645 for the period from May 11, 2007 (date of inception) to December 31, 2007. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations, which improve or extend the life of the asset, are capitalized.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
Impairment of Long-Lived Assets
The Partnership follows the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The determination of undiscounted cash flows requires significant estimates made by management and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated actions could affect the determination of whether an impairment exists. The Partnership reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.
Cash and Cash Equivalents
The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Partnership maintains cash deposits with a major financial institution which from time to time may exceed federally insured limits. The Partnership periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.
Deferred Financing Costs
Costs incurred in obtaining the note payable (Note 4) are capitalized and amortized into interest expense over the terms of the related mortgage on the straight-line basis, which approximates the effective yield method. Amortization expense for the period from May 11, 2007 (date of inception) to December 31, 2007 was $21,607.
Deferred Lease Costs
Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term.
Intangible Assets
The Partnership allocated the purchase prices of the Properties to tangible and identified intangible assets acquired based on fair market values. The Partnership determined that the in-place leases acquired approximated fair market value, therefore there was no separate allocation in the purchase prices for above-market or below-market leases.
The total amount of intangible assets allocated to in-place lease values and tenant relationship values is based upon management’s evaluation of the specific characteristics of each lease and the Partnership’s overall relationship with anchor tenants. Factors considered in the allocation of these values include the nature of the existing relationship with the tenant, the expectation of lease renewals, the estimated carrying costs of the property during a hypothetical expected lease- up period, current market conditions and costs to execute similar leases, among other factors.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based upon management’s assessment of specific market conditions.
The value of in-place leases including origination costs is amortized to expense over the estimated weighted average remaining initial term of the lease portfolio. The value of tenant relationship intangibles is amortized to expense over the estimated initial and renewal terms of the lease portfolio; however, no amortization period for intangible assets will exceed the remaining depreciable life of the building.
The amount allocated to lease origination, in-place leases and tenant relationships in the initial purchase price allocation of the Properties was $970,856, $508,549 and $213,288, respectively. The amortization period of each intangible asset ranges from six to seven years for lease origination, six years for in-place leases and thirty years for tenant relationships. Amortization expense of the intangible assets for the period May 11, 2007 (date of inception) to December 31, 2007 was $140,807.
The estimated amortization expense associated with the Partnership’s finite lived intangible assets for the five succeeding fiscal years is approximately as follows:

2008	$209,774
2009	209,774
2010	209,774
2011	209,774
2012	209,774

$1,048,870

Supplemental Disclosure of Non-Cash Investing and Financing Information
Non-cash investing and financing activities were related to net liabilities assumed with the Property acquisitions in the amount of $62,190 for the period from May 11, 2007 (date of inception) to December 31, 2007. The foregoing transaction did not provide or use cash, and accordingly, is not reflected in the consolidated statement of cash flow.
Revenue Recognition
Minimum rents from tenants are recognized using the straight-line method over the lease term. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon provisions of the individual tenant leases.
Accounts receivable, master leases
The Partnership has master lease agreements for certain vacant spaces in its shopping centers. The lessee is required to pay rent, plus payments for common area maintenance, insurance and real estate taxes in accordance with the master lease until the earlier of the expiration of the lease or the rental of the spaces by a third party. In accordance with EITF 85-27 “Recognition of

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
Receipts from Made-Up Rental Shortfalls”, the Partnership records all receipts from the lessee under the arrangements as an adjustment to the basis of the property. As third party leases are signed and rent commences on the master leased spaces, the master lessee is released from future obligations pertaining to the space and all related receivable balances are reallocated to purchase price. Reallocations to land and buildings during 2007 were $131,050. All amounts received from third party tenants under leases for former master lease space are recognized as income.
Income Taxes
No provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Partners on their respective income tax returns.
Interest
Interest paid during the period from May 11, 2007 (date of inception) to December 31, 2007 aggregated $3,824,091, including an amount paid on certain treasury locks as discussed in Note 7.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
New Accounting Standards to Be Implemented
Fair Value Measurements — SFAS 157
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS No. 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective in fiscal years beginning after November 15, 2007, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The Partnership is currently evaluating the impact that this Statement will have on its financial statements.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 — SFAS 159
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is effective for fiscal years beginning after November 15, 2007. The Partnership is currently assessing the potential impact that the adoption of SFAS No. 159 will have on its financial position and results of operations.
Business Combinations — FAS 141(R)
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141 (R)”). The objective of this statement is to improve the relevance, representative faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest to the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Partnership is currently assessing the impact the adoption of SFAS No. 141 (R) would have on the Partnership’s financial position and results of operations.
3. Accounts Receivable
Accounts receivable are principally due from tenants and are expected to be collected within one year, except for the receivables associated with the recognition of straight-line rental income. Included in accounts receivable is $240,916, net of an $18,133 allowance at December 31, 2007, associated with the recognition of straight-line rental income, which will be collected over the terms of the related tenant leases. The allowance for doubtful accounts disclosed on the consolidated balance sheet excludes that portion associated with straight-line rental receivables.
4. Mortgage Note Payable
The Partnership obtained a mortgage note payable from Wachovia Bank, NA totaling $110,000,000 for funding the purchase of the Properties. The mortgage note payable carries a fixed interest rate of 5.51% with a maturity date of May 11, 2017 and requires monthly payments of interest only with the principal due at maturity. The mortgage note payable is collateralized by the Properties.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
5. Transactions with Related Parties
Receipts from Made-Up Rental Shortfalls
As discussed under Note 2, in connection with the acquisition of the Properties, the Partnership entered into master lease agreements with DDR or affiliates of DDR for certain vacant spaces in the shopping centers purchased from DDR or its affiliates. Under the master lease agreements, DDR or its affiliates are required to pay rent, plus common area maintenance, insurance and real estate taxes until the earlier of the expiration of the master leases or the rental of the spaces by a third party. The master lease arrangements with DDR and its affiliates are for a period of 12 or 18 months from the date the Properties were acquired by the Partnership. As of December 31, 2007, approximately 31,104 square feet (unaudited) remained unleased under the master leases with DDR and its affiliates. Estimated remaining payments under the master leases with DDR and its affiliates for the space not yet leased, through their expiration aggregated $575,570 and are classified as accounts receivable, master leases in the consolidated balance sheet.
Ground Leases
On May 11, 2007 the Partnership entered into ground leases with DDR for land at Mt. Nebo Pointe and Centerton Square. The ground leases have a term of ninety-nine years and call for annual ground rent payments of $1 due from DDR plus the payment of real estate taxes and common area maintenance as set forth in the leases. DDR is required to make commercially reasonable efforts to develop and sublease the land. Once the land is developed, the Partnership has the option to purchase the improvements made by DDR, including subleases, at the developed land’s appraised value. During the period May 11, 2007 (date of inception) to December 31, 2007, $0 was recorded as income under the ground leases. As of December 31, 2007, $2 is due to the Partnership under the leases and is included in accounts receivable in the consolidated balance sheet.
Insurance
In accordance with the management agreement, insurance coverage is provided through DDR’s insurance policies, which provide liability and property coverage. The Partnership remits to DDR and its affiliates insurance premiums to provide for non-refundable escrow accounts for certain first dollar coverages and premiums associated with DDR’s insurance policies. For the period from May 11, 2007 (date of inception) to December 31, 2007, these premium payments were $258,906, and were included in Operating and Maintenance in the Consolidated Statement of Operations.
Fees Earned by Related Parties
Management fees earned by DDR are determined pursuant to provisions set forth in the management and operating agreements. The management fees earned by DDR are determined at an amount equal to 4% of gross rental receipts and are charged to operations as incurred. Management fees earned by DDR from the period May 11, 2007 (date of inception) to December 31, 2007 aggregated $301,427.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
DDR employees perform certain maintenance services at the Properties. During the period from May 11, 2007 (date of inception) to December 31, 2007, the Partnership paid DDR $55,583 for these maintenance services.
DDR has the ability to earn leasing commissions for the rental of space to tenants in accordance with the management agreement. Lease commissions are calculated based on whether the lease is a new lease or renewal of an existing lease, the rental income earned over the life of the lease and the square footage the tenant will occupy under the lease. Lease commissions are capitalized and amortized over the life of the lease. During the period May 11, 2007 (date of inception) to December 31, 2007, no leasing commissions were paid.
DDR has the ability to earn construction management fees which are determined in accordance with the management and operating agreement. For development and supervisory work, construction management fees are calculated based on 5% of the cost of tenant improvements and other capital improvements, plus reimbursement of out of pocket costs and third party expenses. The construction management fee for a redevelopment or an expansion is determined by the Partnership and DDR in connection with the approval of development expenditures. No construction fees were paid for the period from May 11, 2007 (date of inception) to December 31, 2007.
DDR has the ability to earn fees for performing legal services on behalf of the Partnership. During the period from May 11, 2007 (date of inception) to December 31, 2007, no legal fees were paid or accrued to DDR in conjunction with the performance of these legal services.
DDR employees perform certain tax preparation services on behalf of the Partnership. During the period from May 11, 2007 (date of inception) to December 31, 2007, no tax preparation fees were paid or accrued.
6. Commitments
Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging from one to thirty years and, in some cases, for annual rentals which are subject to upward adjustments based on operating expense levels, sales volume, or contractual increases, as defined in the lease agreements.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
The scheduled future minimum revenues from rental property under the terms of all noncancelable tenant and ground leases, assuming no new or renegotiated leases or option extensions for such premises, for the five fiscal years ending December 31, and thereafter, are as follows:

2008	$10,709,739
2009	10,096,767
2010	8,917,547
2011	8,414,361
2012	8,318,745
Thereafter	43,464,281

$89,921,440

7. Derivatives
Accounting Policy for Derivative and Hedging Activities
On the date that the Partnership enters into a derivative, it designates the derivative as a hedge against the variability of cash flows that are to be paid in connection with a recognized liability or forecasted transaction. Subsequent changes in the fair value of a derivative designated as a cash flow hedge that is determined to be highly effective are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness is reported in current earnings in the consolidated statements of income and comprehensive income.
The Partnership formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Partnership formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods. Should it be determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Partnership will discontinue hedge accounting on a prospective basis. The Partnership does not utilize these instruments for trading or speculative purposes.
Cash Flow Hedges
In April 2007, the Partnership entered into treasury locks with a notional amount of $100,000,000. The treasury locks were executed to hedge the benchmark interest rate associated with forecasted interest payments relating to the anticipated issuance of the mortgage note payable. The treasury locks were terminated in connection with the issuance of the $110,000,000 mortgage note payable in May 2007 (Note 4). The effective portion of these hedging relationships has been deferred in accumulated other comprehensive loss and will be reclassified into earnings over the term of the debt as an adjustment to interest expense. The Partnership expects that within the next 12 months it will reflect as a decrease to earnings approximately $24,000 of the amount recorded in accumulated other comprehensive income.

TRT DDR VENTURE I GENERAL PARTNERSHIP
Notes to Consolidated Financial Statements
For the Period from May 11, 2007 (date of inception) to December 31, 2007
8. Fair Value of Financial Instruments
Considerable judgment is necessary to estimate fair value of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Partnership could realize on disposition of such financial instruments. The following methods and assumptions were used by the Partnership in estimating its fair value disclosures of financial instruments:
Cash and cash equivalents, accounts receivable, accounts payable:
The carrying amounts reported in the consolidated balance sheet for these financial instruments approximated fair value because of the short maturity of these instruments. The carrying amount of straight-line rents receivable does not differ materially from their fair value.
Debt:
As of December 31, 2007, the fair value of the Partnership’s fixed-rate mortgage was $113,617,958 based on the Partnership’s estimated interest rate spread over the applicable treasury rate with a similar remaining maturity and applying a discounted cash flow analysis.